Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Huttig Building Products, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-92495, 333-92497, 333-92499, 333-75610, and 333-81410 on Form S-8 of Huttig Building Products, Inc. of our reports dated March 7, 2005, with respect to the consolidated balance sheet of Huttig Building Products, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over finanical reporting as of December 31, 2004 which reports appear in the December 31, 2004 annual report on Form 10-K of Huttig Building Products, Inc.

/s/ KPMG LLP

St. Louis, Missouri

March 8, 2005